UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

First Majestic Silver Corp. is filing this Form 6-K/A in order to replace Exhibit 99.1 to its Report on Form 6-K initially filed on February 18, 2021 (the “Original Filing”), in order to correct certain typographical errors contained in the Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019. Specifically, the corrections are changes to the Consolidated Statements of Financial Position and Note 4 to correct arithmetical errors for the 2019 total assets and total liabilities and Note 23(a) to correct typographical errors to the tabular number of shares issued and tabular net proceeds from the Company’s ATM Program during the year ended December 31, 2019. No other changes have been made to the Original Filing, including its exhibits. Other than as expressly set forth herein, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K/A are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-251338).

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A
Exhibits

99.1	Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019, as amended

99.2*	Management's Discussion and Analysis for the Year and Quarter Ended December 31, 2020

99.3*	Certification of Annual Filings - CEO

99.4*	Certification of Annual Filings - CFO

99.5*	News Release dated February 18, 2021

*Previously filed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

March 25, 2021